Kensey Nash Corporation

735 Pennsylvania Drive

Exton, PA 19341

March 14, 2011

Via U.S. Mail, EDGAR and Facsimile to (703) 813-6985

Ms. Kate Tillan

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3030

Re:	Kensey Nash Corporation (the “Company”, “we”, “our”, or “us”)
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed September 10, 2010
File No. 001-34388

Dear Ms. Tillan:

We are in receipt of your letter dated February 28, 2011 and would like to provide responses to the comments therein as follows.

Form 10-K for the Fiscal Year ended June 30, 2010

Item 8. Financial Statements and Supplementary Data, page 48

Note 1 – Summary of Significant Accounting Policies, page 54

COMMENT #1:

1.	You disclose that cash and cash equivalents represent cash in banks and short-term investments having an original maturity of less than three months. Please tell us how you considered the definition of cash equivalents in ASC 230-10-20 whereby cash equivalents are should also be highly liquid investments that are readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

Company Response to Comment #1:

As disclosed in our Summary of Significant Accounting Policies, our cash equivalents represent cash in banks and short-term investments that have original maturities of less than three months. We considered the definition of cash equivalents in ASC 230-10-20, and deemed our short-term investments to be highly liquid because they are so near maturity. Because the short-term investments are so near to their maturity, they present insignificant risk of changes in value because of changes in interest rates. In addition, these short-term investments represent high quality investments that are readily convertible to known amounts of cash. As of June 30, 2010 and 2009, these highly liquid short-term investments were comprised solely of money market mutual funds. We do not reclassify investments with original maturities longer than three months into cash equivalents when such investments’ remaining maturity drops to three months.

United States Securities and Exchange Commission

In all future filings, the Company will include within its Cash and Cash Equivalents policy disclosure that our cash equivalents are also of a highly-liquid nature, and the disclosure will be revised to read as follows (edits to our Cash and cash Equivalents policy included in Form 10-K have been underlined):

“Cash and cash equivalents represent cash in banks and highly-liquid short-term investments that have an original maturity of less than three months. These highly-liquid short-term investments are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.”

COMMENT #2:

2.	We note the disclosure that certain of your arrangements with customers contain multiple elements. Please describe for us in greater detail the nature of these multiple deliverable arrangements, identify the significant deliverables within these arrangements and describe the general timing of delivery or performance of service for these deliverable within these arrangements. Describe for us how your accounting for and valuation of the multiple element arrangements complies with FASB ASC 605-25 and the related FASB ASU 2009-13. Please also quantify for us the amounts recorded in your financial statements for multiple element arrangements for the periods presented in the Form 10-K and the subsequent quarterly periods.

Company Response to Comment #2:

We have three multiple element arrangements, which collectively have not had a significant impact on our financial statements for any previously reported period, as reflected in the table below.

The revenue components of the multiple element arrangements are presented as a percentage of total revenue for the periods presented in the Form 10-K and our subsequent reported quarterly periods in the following table:

REVENUE RELATED TO MULTIPLE ELEMENT ARRANGEMENTS
	Up-front and Milestone Revenue(1) as a % of Total Revenue	Product Sales(2) as a % of Total Revenue	Royalties(3) as a % of Total Revenue
Fiscal Year Ended:
June 30, 2010	1%	3%	Less than 1%
June 30, 2009	Less than 1%	5%	Less than 1%
June 30, 2008	Less than 1%	Less than 1%	Less than 1%
Quarterly Period Ended:
September 30, 2010	1%	3%	Less than 1%
December 31, 2010	1%	7%	Less than 1%

(1)	Up-front and milestone revenue is included within Net Sales on the Consolidated Statements of Income.
(2)	Product Sales are included within Net Sales on the Consolidated Statements of Income.
(3)	Royalties are included within Royalty Income on the Consolidated Statements of Income.

United States Securities and Exchange Commission

In addition, non-refundable up-front and milestone payments received are recorded within deferred revenue on the Consolidated Balance Sheets. Up-front and milestone payments associated with multiple element arrangements included in deferred revenue as of June 30, 2010 and 2009 were $4.2 million and $2.4 million, respectively. Up-front and milestone payments associated with multiple element arrangements included in deferred revenue for the subsequent quarterly periods as of September 30, 2010 and December 31, 2010 were $4.0 million and $3.8 million, respectively. As of December 31, 2010 these up-front and milestone payments are being amortized over the remaining performance period of the arrangements which approximates a weighted average period of seven years.

These multiple element arrangements entail long-term strategic relationships with customers that frequently require us to perform research and development activities, manufacture the related products, and/or provide a license for the use of our intellectual property. These arrangements usually require our customers to pay us up-front, and in certain instances when milestones are met (e.g., attainment of research and development criteria or obtaining regulatory approval); additionally, we are paid a price that includes a negotiated mark-up reflecting a reasonable profit when we ship the related product(s). Also, these customers may pay us royalties on net end-user sales.

We have evaluated these arrangements under the requirements of ASC 605-25 and have concluded that the deliverables do not have either value on a standalone basis or reliable evidence of fair value, and therefore we account for them as a single unit of accounting.

We recognize revenue for such arrangements in accordance with 605-25 and ASC 605-10-S99-1 [SEC Staff Accounting Bulletin No. 104 Revenue Recognition, (“SAB 104”)]. We defer all of the up-front non-refundable payments and then recognize them into revenue on a straight line basis in a manner consistent with guidance within ASC 605-10-S99-1 [SAB 104, Topic 13, A.3(f) Question 1]. For non-refundable milestone payments, we have concluded that those milestones do not qualify for separate recognition and accordingly, we recognize revenue using a contingency adjusted performance model over the period of performance, where revenue is recognized for the milestone proportionately, to the extent of the performance period to date and the remainder ratably spread over the remaining performance period of the arrangement.

The revenue from manufactured product(s) is recognized as the related products are shipped to the customer.

Royalty revenue is recognized at the end of each quarter when the relevant net total end-users product sales dollars are reported by customers to us for the quarter. Royalty payments are typically received within 45 days after the end of each calendar quarter.

We adopted ASU 2009-13 and ASU 2010-17 (the ASUs”) on July 1, 2010 prospectively, consequently the adoption of the ASUs did not impact any of our current multiple element arrangements. We have not yet entered into any new multiple element arrangements nor have we materially modified any of our previous arrangements. We will assess the impact, if any, of the ASUs in the pattern of recognition of revenue in future multiple element arrangements or milestones achieved in the future under existing arrangements, in particular the assessment of whether future arrangements’ milestones are deemed substantive and whether it is appropriate to separate elements into more than one unit of account.

United States Securities and Exchange Commission

In all future filings, the Company will revise its Revenue Recognition policy disclosure to read as follows (edits to our Revenue Recognition policy included in Form 10-K have been underlined):

“Revenue Recognition

Sales Revenue

The Company recognizes revenue in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 605-10-S99, “Revenue Recognition” (ASC 605-10-S99). Sales revenue is recognized when the products are shipped or the services are completed. Advance payments received for products or services are recorded as deferred revenue and are recognized when the product is shipped or services are performed. The Company reduces sales revenue for estimated customer returns and other allowances. The Company recorded net sales return provisions, credits and discounts of $XX,XXX, $XX,XXX and $XX,XXX for the years ended June 30, 20XX, 20XX and 20XX, respectively.

In addition, the Company accounts for customer arrangements containing multiple revenue elements in accordance with FASB ASC Subtopic 605-25, “Multiple Element Arrangements” (ASC 605-25). The Company considers a variety of factors in determining the appropriate method of accounting for its multiple elements agreements, including whether the various elements can be separated and accounted for individually as separate units of accounting. When the Company’s multiple element arrangements are combined into a single unit of accounting, revenues are deferred and recognized over the expected period of performance. The specific methodology for the recognition of the revenue is determined on a case-by-case basis according to the facts and circumstances applicable to each agreement.

Up-front, non-refundable payments that do not have stand-alone value are recorded as deferred revenue once received and recognized as revenues over the expected period of performance.

The Company evaluates milestone payments on an individual basis and recognizes revenue from non-refundable milestone payments when the earnings process is complete and the payment is reasonably assured. Non-refundable milestone payments related to arrangements under which the Company has continuing performance obligations are recognized, using a contingency-adjusted performance model over the period of performance, where revenue is recognized for the milestone proportionately, to the extent of the performance period to date and the remainder ratably spread over the remaining performance period of the arrangement.

Royalty Income

The Company recognizes its royalty revenue at the end of each quarter, when the relevant net total end-user product sales dollars are reported by customers to the Company for the quarter. Royalty payments are typically received within 45 days after the end of each calendar quarter.”

COMMENT #3:

3.	Please tell us why you use the word generally in your revenue recognition policies. Tell us whether you have any other revenue recognition policies.

United States Securities and Exchange Commission

Company Response to Comment #3:

When we use “generally” we mean “principally as a percentage of sales revenue.” We describe sales revenue as generally being recognized when products are shipped or the services are completed. As described above in our response to Comment #2, we also recognize up-front and milestone revenue within net sales.

In all future filings the Company will remove from its Sales Revenue Recognition policy disclosure the word “generally,” and the disclosure will be revised to read as presented above in our response to Comment #2.

COMMENT #4:

4.	Please tell us the nature of the agreements that result in deferred revenues and how you determined the amount to classify as long-term. Explain how you are accounting for the amounts and the triggers that will cause you to recognize revenue.

Company Response to Comment #4:

The nature of agreements that result in deferred revenues are long-term multiple element arrangements and advance payments received for products or services that are typically short-term in nature. Amounts are classified as long-term deferred revenue if they are expected to be completed or recognized into revenue beyond a 12-month period from the reporting period end. The Company’s policy of accounting for deferred up-front and milestone payments in multiple element arrangements is previously described in our response to Comment #2. Advance payments received for products are recognized when products are shipped, and those for services are recognized when the services are performed.

Exhibits

COMMENT #5:

1.	We note your application for confidential treatment of portions of Exhibit 2.1 to your report on Form 8-K filed February 3, 2011. We are currently reviewing that application. Please note that any comments we have on the application should be resolved before we complete our review of your annual report on Form 10-K.

Company Response to Comment #5:

We are in receipt of your letter dated March 1, 2011 regarding our application for confidential treatment and are preparing responses to the comments therein.

United States Securities and Exchange Commission

In reference to all responses above, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To the extent applicable, in future or amended filings made pursuant to the Securities Act of 1933 and the Securities Exchange Act of 1934, the staff comments shall be complied with as discussed herein.

We believe this letter fully responds to your questions. However, if there are any further questions please contact me at (484) 713-2156 or at the address on record for the Company.

Sincerely,

/s/ Michael Celano
Michael Celano
Chief Financial Officer

cc:	Kevin Kuhar, U.S. Securities and Exchange Commission
Martin James, U.S. Securities and Exchange Commission
Ruairi Regan, U.S. Securities and Exchange Commission
Tim Buchmiller, U.S. Securities and Exchange Commission
Mark D. Wood, Esq., Katten Muchin Rosenman LLP
Robert J. McNeill, Deloitte & Touche LLP
Joseph W. Kaufmann, Kensey Nash Corporation
Robert Bobb, KNC Audit Committee Chair
Ryan D. Lake, Kensey Nash Corporation